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                                                                  Exhibit (a)(3)

                                 [C-Cube LOGO]

                        LETTER TO STOCKHOLDERS OF C-CUBE

April 13, 2001

Dear Stockholder:

     On March 26, 2001, C-Cube Microsystems Inc. entered into an Agreement and Plan of Reorganization with LSI Logic Corporation for LSI Logic to acquire all of the outstanding shares of C-Cube common stock through a two-step transaction including an exchange offer and a merger.

     In the exchange offer, LSI Logic will exchange 0.79 of a share of LSI Logic common stock for each outstanding share of C-Cube common stock that is validly tendered and not properly withdrawn. Following the completion of the offer, a subsidiary of LSI Logic will be merged with and into C-Cube and each remaining C-Cube share will be converted into the same fraction of a share of LSI Logic as will be paid in the offer.

     The offer is subject to, among other things, the tender of at least a majority of the C-Cube shares, determined on a fully diluted basis.

     After careful consideration, the members of C-Cube's board of directors unanimously approved the reorganization agreement and determined that the reorganization agreement and the transactions contemplated thereby, including the exchange offer and the merger, are fair to, and in the best interests of, C-Cube's stockholders. The board of directors recommends that you accept the offer.

     In arriving at its determination and recommendation, C-Cube's board of directors took into account the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9. Included as a schedule to the attached Schedule 14D-9 is the written opinion, dated March 26, 2001, of Credit Suisse First Boston Corporation to the effect that, as of the date of the opinion, and based upon and subject to the matters described in such opinion, the exchange ratio provided for in the transaction was fair, from a financial point of view, to the holders of C-Cube common stock, other than LSI Logic and its affiliates. You are encouraged to read this opinion carefully and in its entirety.

     Enclosed is LSI Logic's Prospectus, together with related materials, including the Letter of Transmittal to be used for tendering shares. These documents set forth the terms and conditions of the offer. We urge you to read the attached Schedule 14D-9 and the enclosed materials carefully.

     The offer and withdrawal rights will expire at 12:00 midnight, New York time, on May 10, 2001, unless extended. If you want to participate in the offer, you will need to properly tender your shares prior to the expiration date and time. Information on how to properly tender your shares is included in the Prospectus and you may call the Information Agent, D.F. King & Co., Inc. at
(800) 628-8509 if you have any questions.

                                          Very truly yours,

                                          /s/ Umesh Padval
                                                       Umesh Padval
                                          President, Chief Executive Officer and
                                                         Director